Joel I. Greenberg 212.836.8000 jigreenberg@kayescholer.com

425 Park Avenue New York, New York 10022-3598 212.836.8000 Fax 212.836.6685 www.kayescholer.com

April 8, 2011

Max A. Webb

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Emergency Medical Services Corporation
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed March 25, 2011
File No. 001-32701

Dear Mr. Webb:

This letter is submitted on behalf of our client, Emergency Medical Services Corporation (the “Company”), in response to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A (File No. 001-32701) (the “Proxy Statement”), as set forth in your letter to William A. Sanger, the Company’s Chief Executive Officer, dated April 4, 2011.  The Company is submitting this letter in response to such comments.

The text of each comment contained in the Staff’s letter is set forth in italics below, immediately followed by the Company’s response to such comment.

The Merger, page 20

Background of the Merger, page 20

1.         We note the new disclosure in the first paragraph that “members of the board of directors raised various concerns about near-term and long-term business trends” affecting the Company. We also note that both the November 2010 projections and the revised January 2011 projections show the Company doubling its net income by 2015 and approximately doubling its revenue. Please revise to discuss this anomaly and to discuss what impact it had on the board’s decision that this transaction is in the best interest of the shareholders.

RESPONSE:

We will delete the last sentence of the first paragraph on page 20 regarding concerns about business trends, and will add the following:

Although the Company’s results of operations met expectations in the second fiscal quarter of 2010, and the Company was projecting growth in revenues and earnings over the next five years (projections prepared later in the year and used in connection with the sale process showed the Company doubling its net income by 2015 and approximately doubling its revenues during that period), the board of directors

Max A. Webb	- 2 -	April 8, 2011

had concerns about near-term and long-term business trends that could adversely affect the Company’s ability to achieve those results. In particular, the board of directors considered the following:

•                  Uncertainty surrounding the impact of the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 that had recently been enacted and other aspects of healthcare reform, including potential changes in reimbursement policies and rates and the extent to which hospital systems and large individual hospitals that became accountable care organizations would continue to utilize outsourcing.

•                  Uncertainty as to the ability to continue the Company’s non-participating strategy with regard to managed care and insurance programs, due to the increasing resistance to such strategy by hospital systems and individual hospitals.

The board of directors also believed that the current favorable financing environment would make a recapitalization feasible and could increase the price a buyer would pay to acquire the Company, while uncertainty in the public markets as to the impact of healthcare reform could result in an increased volatility for healthcare stocks, including the Company’s Class A common Stock.

Purpose and Reasons for the Merger; Recommendation of Our Board of Directors, page 26

2.         We note your revision on page 27 stating that “if the sale process were terminated without a transaction, the market price of shares of our Class A common stock would decline substantially and it could take a considerable period of time before the market price would thereafter sustain at least the merger consideration of $64.00 per share, as adjusted for present value, and the possibility that such value might never be obtained,” and a similar revision on page 25. Please revise to give perspective to these disclosures by indicating that prior to the December 14, 2010 press release, equities research analysts had issued price targets ranging above $64 per share. Also, provide us with every equities research analysis you are aware of which issued press reports for a sale transaction.

RESPONSE:

On page 25, regarding the language starting with “On February 7, 2011, the board of directors held a meeting, together with the Company’s legal and financial advisors, for an update as to the bids that had been received from CD&R and Party B and subsequent conversations with such bidders”, we will revise that paragraph to read as follows (shown in redline format to show changes):

On February 7, 2011, the board of directors held a meeting, together with the Company’s legal and financial advisors, for an update as to the bids that had been received from CD&R and Party B and subsequent conversations with such bidders. Goldman Sachs also presented a preliminary financial analysis of the proposed merger consideration. The board of directors discussed the bids and financial analysis and whether to proceed with a transaction at a price that was likely to be below the then current market price of the Class A common stock. The board of directors concluded that, if the sale process were terminated without a transaction, the market price of the Class A common stock, which had risen following deal-related speculation, would decline to substantially below the levels reached during the sale process and would not be likely to rise again to reach the purchase price offered by CD&R for a significant period of time. The board of directors instructed the Company’s financial advisors to inform each of CD&R and Party B as to the improvements in its bid that would be required before the board of directors would be prepared to authorize final negotiation of a proposed transaction.

The closing sale price of the Class A common stock during the period from August 2010 through November 12, 2010, the last trading day before the board of directors authorized the Company’s financial advisors to invite potential purchasers to participate in a sale process, generally had been in the low $50’s

Max A. Webb	- 3 -	April 8, 2011

per share. In the six trading days before the Company issued a press release on December 14, 2010 stating that the Company was reviewing strategic alternatives, the closing sale price ranged from $53.14 per share on December 6, 2010 to $54.91 per share on December 8, 2010, with a closing sale price of $53.86 per share on December 13, 2010; the closing sale price of the Class A common stock on December 14, 2010 increased $9.14 per share from the prior day’s close. ~~The board of directors instructed the Company’s financial advisors to inform each of CD&R and Party B as to the improvements in its bid that would be required before the board of directors would be prepared to authorize final negotiation of a proposed transaction~~ The members of the board of directors were generally aware of reports issued by equities research analysts in November and December 2010, prior to December 14, 2010, with price targets up to $74.00 per share, for periods that ranged from twelve to eighteen months.

On page 27, regarding the language stating that “if the sale process were terminated without a transaction, the market price of shares of our Class A common stock would decline substantially and it could take a considerable period of time before the market price would thereafter sustain at least the merger consideration of $64.00 per share”, we revise that bullet point to read as follows (shown in redline format to show changes):

•                  the possibility that if the sale process were terminated without a transaction, the market price of shares of our Class A common stock would decline substantially and it could take a considerable period of time before the market price would thereafter sustain at least the merger consideration of $64.00 per share, as adjusted for present value, and the possibility that such value might never be obtained because of the risks and uncertainties in any business (the members of the board of directors were generally aware of reports issued by equities research analysts in November and December 2010, prior to December 14, 2010, with price targets up to $74.00 per share, for periods that ranged from twelve to eighteen months); the closing sale price of the Class A common stock on February 11, 2011 was $70.66 per share and during January 2011 equities research analysts issued reports with price targets for a sale transaction as high as $76.00 per share);

Also attached to this letter are copies of every equities research analysis we are aware of which issued press reports for a sale transaction.

In connection with the Staff’s comments, the Company has requested us to inform you that it acknowledges the following:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Max A. Webb	- 4 -	April 8, 2011

Thank you for your assistance in this matter. Please do not hesitate to contact the undersigned if you have any further questions, or require further clarification.

Yours Truly,

Joel I. Greenberg

cc:	Mr. John Dana Brown
Mr. William A. Sanger